WOODSIDE
AUSTRALIAN ENERGY

02 JUN 11 AM 11:29

23 May 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02034902

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Exeter-2 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 21 May 2002.
- Stock Exchange Release in relation to Laminaria North-1 (AC/L5) lodged with the ASX on 23 May 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlw 6/17

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

21 May 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Exeter-2 well located in the Carnarvon Basin of the North West Shelf was being plugged and abandoned on 21 May 2002.

Exeter-2 encountered the Angel Formation 40 metre deeper than in the Exeter-1 discovery well and intersected a 9 metre net oil column, confirming significant oil volumes in the Exeter Field.

Since the last report, the 12¼ inch hole was drilled and cased, the 8½ inch hole was drilled to a total depth of 3245 metres, wireline logs were run and abandonment plugs set.

All reported depths are referenced to the rig rotary table.

The well is being sole risked by 3 of the 4 permit holders. Woodside's interest in the well is 10.93%. Other participants are Santos Ltd. (44.53% - Operator) and Kufpec Australia Pty. Ltd. (44.54%).

ANTHONY NIARDONE
Asst. Company Secretary

23 May 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/L5

Laminaria North-1

Woodside Petroleum Ltd., Operator of the AC/L5 Joint Venture, reports that the Laminaria North-1 exploration well located in the Timor Sea was spudded on 18 May 2002. After setting 30 inch casing at 432 metres, the 12¼ inch hole has been drilled to 2659 metres as at 23 May 2002 and a 9⅝ inch casing is being run.

The well is being drilled by the SEDCO 703 semi-submersible drilling rig. The location is approximately 670 kilometres north west of Darwin. Water depth at the location is 373 metres. Planned total depth is 3300 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in this well is 66.67% with Shell Development (Australia) Proprietary Limited holding 33.33%. BHP-Billiton Petroleum (Northwest Shelf) Pty Ltd, the other participant in the AC/L5 Joint Venture, has elected not to participate in the drilling of this well.

ANTHONY NIARDONE
Asst. Company Secretary